August 22, 2007
Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed August 7, 2007 File No. 333-144157
Dear Mr. Webb:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 17, 2007, regarding the above-referenced registration statement. Enclosed herewith are Wachovia’s proposed changes to the registration statement in response to the Staff’s comments.
     Wachovia’s responses to the Staff’s comments are set forth below. For your convenience, Wachovia has restated the Staff’s comments and has keyed responses accordingly. Page references are to the enclosed proposed changes to the registration statement. Wachovia is also filing today by EDGAR a second amendment to the Form S-4. For the Staff’s assistance in reviewing Wachovia’s responses, Wachovia will provide a printer’s proof of that document marked to show changes.
General
1.	Please address the outstanding comments on your Form 10-K, including those in our most recent letter dated August 15, 2007, prior to requesting effectiveness.

Wachovia acknowledges that outstanding comments on its 2006 Annual Report on Form 10-K from the Staff will be addressed prior to requesting effectiveness of the registration statement. Wachovia notes that it has filed a response to the August 15, 2007 letter on August 21, 2007.

2.	Please include updated consents from your independent accountants in the pre-effective amendment.

Wachovia acknowledges that the Amendment No. 2 filed today contains the required consents from independent accountants.

Unaudited Comparative Per Common Share Data of Wachovia and AG. Edwards, page 9
3.	We note your response to comment 5 of our letter dated July 31, 2007. Please revise to provide the pro forma book value per share for Wachovia and equivalent pro forma book value per common share for A.G. Edwards as of December 31, 2006. Please refer to the guidance of paragraph (f) and the Instructions to paragraph (f) under Item 3 of Form S-4.

In response to the Staff’s comment, the requested information on page 9 has been provided.

4.	In order to be consistent with the interim periods presented in your latest Form 10-Q which is incorporated by reference, please revise the data presented for Wachovia in this section to address the interim period ended June 30, 2007.

As discussed in a telephone conversation between Wachovia and Kevin Vaughn of the Staff, Wachovia will present the requested June 30, 2007 period information in the event A.G. Edwards files a Form 10-Q for its second quarter ended August 31, 2007 prior to the registration statement being declared effective.
* * *

     Wachovia acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 374-3234.

Very truly yours,
/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.
Senior Vice President and Deputy General Counsel

(Enclosure)

cc:	Lee A. Meyerson, Esq. Mitchell S. Eitel, Esq. Douglas L. Kelly Edward D. Herlihy, Esq. Lawrence S. Makow, Esq. Mark C. Treanor, Esq.

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